SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HOLDINGS PLC - INTERIM DIVIDEND FOR FY26

Dividend Information

Ryanair Holdings plc is pleased to announce that the FY26 interim dividend of €0.193 per ordinary share will be payable to shareholders on the register of members at close of business on 16 January, 2026. The dividend will be paid on 25 February, 2026.

Dividends Payments

Dividends will be paid in euro to all shareholders. Shareholders holding their shares via the central securities depository operated by Euroclear Bank or via CREST will receive dividends electronically via such systems.

However, in order to avoid inconvenience to overseas shareholders, other than those holding their shares via the central securities depository operated by Euroclear Bank or via CREST, when negotiating euro cheques, the Company has arranged that its registrar, MUFG Corporate Markets (Ireland) Limited (the "Registrar"), will provide an International Payments Service ("IPS"), whereby dividends can be paid to those shareholders in their local currency. If shareholders wish to have their dividend paid in a currency other than Euro then they must complete an IPS mandate which can be obtained from the Registrar and will be available on their website https://www.mpms.mufg.com/en/for-individuals/ie/shareholders/international-payment-service/. This election form must be completed and received by MUFG Corporate Markets (Ireland) Limited, PO Box 7117, Dublin 2, Ireland (by post) or to MUFG Corporate Markets (Ireland) Limited, Suite 149, The Capel Building, Mary's Abbey, Dublin 7, D07 DP79, Ireland (by hand during normal business hours) by close of business on 23 January 2026.

For shareholders, other than those holding their shares via the central securities depository operated by Euroclear Bank or via CREST, dividends will be paid by cheque and will be sent by ordinary post on 24 February, 2026. Alternatively, if you are in the Single Euro Payments Area ("SEPA") you can update your bank details on the Registrar's share portal www.signalshares.com. You will need your Investor Code ("IVC") to register on the portal and this can be found on your share certificate, dividend counterfoil or previously issued proxy form.

Dividend Withholding Tax (DWT) currently deducted at a rate of 25%, must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Registrar. Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT. Copies of the form may be obtained online from the Irish Revenue Commissioners. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the market deadline date for a dividend, which is Friday, 23 January 2026 in this case. Individuals who are resident in Ireland for tax purposes are not entitled to an exemption. If shares are held via Euroclear Bank or via CREST, the owners of the shares will need to contact the intermediary through whom the shares are held to ascertain their arrangements and cut-off times for tax relief for eligible investors to be applied at source.

Timetable

Date	Action
Ex-Dividend Date	Thursday, 15 January 2026
Record Date	Friday, 16 January 2026
DWT Exemption Cut Off Date	Friday, 23 January 2026
Bank Mandate / IPS Mandate Cut Off Date	Friday, 23 January 2026
Dividend Post Out Date	Tuesday, 24 February 2026
Dividend Payment Date	Wednesday, 25 February 2026

For further info please contact:
Jamie Donovan
Ryanair Holdings plc
Tel: +353 (0) 1 945 1212
larkinp@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 December, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary